W. MORGAN BURNS
morgan.burns@faegrebd.com
(612) 766-7136

December 20, 2012

VIA EDGAR AND UPS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561
Attention:	Mark P. Shuman, Branch Chief – Legal

Re:	Research Frontiers Incorporated Registration Statement on Form S-3 (File No. 333-184785) (the “Registration Statement”)

Ladies and Gentlemen:

       On behalf of Research Frontiers Incorporated (the “Company”), we are transmitting two copies of Amendment No. 2 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from Amendment No. 1 to the Registration Statement.

       In response to verbal comments to the Registration Statement received from the Commission’s staff (the “Staff”) on December 19, 2012, the Company revised the cover page and page 10 of the Amendment to clarify that the issuance of shares underlying the 250,000 warrants sold in October 2012 in reliance upon Section 4(a)(2) will also be effected pursuant to an exemption from the registration requirements of the Securities Act to the extent those sales of underlying common stock are to holders of the warrants who acquired the warrants in unregistered transactions.

       The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please do not hesitate to call me at 612-766-7136 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely, /s/ W. Morgan Burns W. Morgan Burns

Enclosures

cc:	Jan Woo, Attorney-Advisor, Securities and Exchange Commission (w/ encl.)
Joseph M. Harary, Chief Executive Officer, Research Frontiers Incorporated (w/out encl.) Seth Van Voorhees, Chief Financial Officer, Research Frontiers Incorporated (w/out encl.)